# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Figma, Inc., CIK 0001579878
CUSIP: 316841105
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 760 Market Street, Floor 10, San Francisco, California (CA), 94102
Date of event which requires filing of this statement: 06/09/2026
Filed by CIK 0002073586
Persons authorized to receive notices and communications: Brendan Mulligan, 760 Market Street, Floor 10,, San Francisco, California (CA), 94102, 415-890-5404; Amanda Westendorf, 760 Market Street, Floor 10,, San Francisco, California (CA), 94102, 415-890-5404; Michael T. Esquivel, 801 California Street,, Mountain View, California (CA), 94041, 650-988-8500; Ran D. Ben-Tzur, 801 California Street,, Mountain View, California (CA), 94041, 650-988-8500; Aman D. Singh, 801 California Street,, Mountain View, California (CA), 94041, 650-988-8500

## Reporting persons
- Dylan Field (CIK 0002073586): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF); sole voting power 62,696,933; shared voting power 16,226,284; sole dispositive power 40,366,609; shared dispositive power 16,226,284; aggregate amount beneficially owned 78,923,217 (15% of the class)
  Comment: Row 7 consists of (a) 5 shares of Class A common stock, par value $0.00001 per share ("Class A Common Stock") of Figma, Inc. (the "Issuer") held directly by Dylan Field, (b) 153 shares of Class A Common Stock held by Field Family Investments LLC, which is associated with Mr. Field, (c) 37,987,566 shares of Class B common stock, par value $0.00001 per share ("Class B Common Stock") of the Issuer held directly by Mr. Field, (d) 2,378,885 shares of Class B Common Stock that may be acquired upon the settlement of restricted stock units held by Mr. Field that are expected to settle within 60 days of the date hereof, and (e) 22,330,324 shares of Class B Common Stock held by the Wu-Wallace Family Trust. Mr. Field holds an irrevocable proxy authorizing him to vote any number of shares held by Evan Wallace and the Wu-Wallace Family Trust that are subject to such proxy on all matters submitted to a vote of stockholders. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time, at the election of the holder or automatically upon certain transfers, whether or not for value, or upon the occurrence of certain events or conditions described in the Issuer's Amended and Restated Certificate of Incorporation.
  
  Row 8 and Row 10 consist of (a) 348,859 shares of Class B Common Stock held by the Field 2024 GRAT Remainder Trust, of which A7P Trust Company serves as trustee and may be replaced as trustee at Mr. Field's discretion, (b) 1,122,908 shares of Class B Common Stock held by the Field 2021 Descendants Trust, of which Bryn Mawr Trust Company of Delaware serves as trustee and may be replaced as trustee at Mr. Field's discretion, and (c) 14,754,517 shares of Class B Common Stock held by LLL Investments LLC, which is associated with Mr. Field.
  
  Row 9 consists of (a) 5 shares of Class A Common Stock held directly by Mr. Field, (b) 153 shares of Class A Common Stock held by Field Family Investments LLC, which is associated with Mr. Field, (c) 37,987,566 shares of Class B Common Stock held directly by Mr. Field, and (d) 2,378,885 shares of Class B Common Stock that may be acquired upon the settlement of restricted stock units held by Mr. Field that are expected to settle within 60 days of the date hereof.
  
  With respect to Row 13, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the percent of class was calculated based on (a) 445,682,595 shares of Class A Common Stock outstanding as of May 11, 2026 and (b) 78,923,059 shares of Class B Common Stock beneficially owned by Mr. Field (with such shares treated as converted into shares of Class A Common Stock only for purposes of computing the percentage ownership of Mr. Field pursuant to the Exchange Act).

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Figma, Inc.
Address of issuer's principal executive offices: 760 Market Street, Floor 10, San Francisco, California (CA), 94102
Comment: This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends and supplements the initial statement on Schedule 13D filed on October 28, 2025 (the "Initial Statement"), as amended by Amendment No. 1 to the Initial Statement filed on January 16, 2026 (together with the Initial Statement, as so amended, the "Schedule 13D"). Except as specifically amended by this Amendment No. 2, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings ascribed to them in the Schedule 13D as amended from time to time.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As of the date set forth on the cover page hereto, the Wu-Wallace Family Trust converted 4,400,000 shares of Class B Common Stock into an equal number of shares of Class A Common Stock and made a bona fide gift of such shares of Class A Common Stock to a charitable foundation. Such transaction resulted in a decrease in the number of shares of the Issuer's voting capital stock over which Mr. Field exercises voting discretion subject to the Wallace Proxy.

The foregoing discussion of the Wallace Proxy does not purport to be complete and is qualified in its entirety by reference to the full text of the Wallace Proxy which was filed on October 28, 2025 as Exhibit 1 to the Initial Statement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows 11 and 13 of the cover page to this Amendment No. 2 is incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in rows 7 through 10 of the cover page to this Amendment No. 2 is incorporated by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

Except as described below, Mr. Field has not effected any transaction with respect to Class A Common Stock or Class B Common Stock in the last 60 days.

On May 29, 2026, the Field 2024 GRAT Remainder Trust converted 174,430 shares of Class B Common Stock into an equal number of shares of Class A Common Stock and sold 174,430 shares of Class A Common Stock in the open market at a weighted average price of $25.0244 per share.

The sales were effected pursuant to the Field Diversification Plan, dated August 4, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Lock-Up Agreement

On November 5, 2025, the Lock-Up Agreement terminated pursuant to its terms.

2026 Field Diversification Plan

On March 1, 2026, Mr. Field entered into a trading plan intended to satisfy the affirmative defense of Rule 10b5-1(c) (the "2026 Field Diversification Plan") providing for the potential sale of up to (i) 750,000 shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock held directly by Mr. Field and (ii) 250,000 shares of Class A Common Stock issuable upon the conversion of shares of Class B Common Stock held directly by an investment entity, which is associated with Mr. Field. For purposes of this disclosure, the maximum aggregate number of shares of Class A Common Stock that may be sold under the 2026 Field Diversification Plan has been included, assuming the market price of the Class A Common Stock is higher than certain minimum threshold prices specified in the 2026 Field Diversification Plan as of the date of the applicable order. The 2026 Field Diversification Plan will not commence trading until the Field Diversification Plan, dated August 4, 2025, has terminated pursuant to its terms and applicable cooling-off periods have been met. The duration of the 2026 Field Diversification Plan is until the earlier of August 31, 2027, the completion of all transactions subject to the 2026 Field Diversification Plan, or the occurrence of certain other events set forth therein.

2026 Field Withholding Instruction

On February 25, 2026, Mr. Field terminated his prior Sell-to-Cover Instruction, dated August 6, 2025, and adopted a new tax withholding instruction intended to satisfy the affirmative defense of Rule 10b5-1(c) (the "2026 Field Withholding Instruction"). The 2026 Field Withholding Instruction provides that the Issuer will either sell or withhold such number of shares of its common stock as is necessary to satisfy the applicable tax withholding obligations arising from the vesting and settlement of RSUs granted to Mr. Field in accordance with the tax withholding method then in effect for RSUs held by the Issuer's employees. The total number of shares of the Issuer's common stock that may be sold or withheld pursuant to the 2026 Field Withholding Instruction is not yet determinable. The 2026 Field Withholding Instruction will remain in effect until such date it is terminated or amended.

## Signatures
- Dylan Field: /s/ Dylan Field, Dylan Field (06/11/2026)